Exhibit 99.3

SECOND QUARTER 2005
INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2005

AGRIUM INC.
Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars, except per share information)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004
	Restated (note 2)		Restated (note 2)
Sales	$1,239	$1,055	$1,815	1,519
Direct freight	59	44	98	73

Net sales	1,180	1,011	1,717	1,446
Cost of product	805	728	1,171	1,021

Gross profit	375	283	546	425

Expenses
Selling, general and administrative	94	77	165	143
Depreciation and amortization	38	39	76	77
Royalties and other taxes	12	8	22	14
Other expenses (income)	7	32	7	33

	151	156	270	267

Earnings before interest expense and income taxes	224	127	276	158
Interest on long-term debt	11	16	25	33
Other interest	1	2	1	2

Earnings before income taxes	212	109	250	123

Current income taxes	64	32	75	37
Future income taxes	15	3	18	1

Income taxes	79	35	93	38

Net earnings	133	74	157	85

Retained earnings — beginning of period (as reported)	416	155	398	145
Cumulative change in accounting policy (note 2)	—	(3)	(6)	(4)

Retained earnings — beginning of period (as restated)	416	152	392	141
Common share dividends declared	(7)	(7)	(7)	(7)
Common share repurchase (note 4)	(30)	—	(30)	—

Retained earnings — end of period	$512	$219	$512	$219

Earnings per share (note 7)
Basic	$1.01	$0.56	$1.19	$0.65
Diluted	$0.99	$0.52	$1.18	$0.60

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004
		Restated (note 2)		Restated (note 2)
Operating
Net earnings	$133	$74	$157	$85
Items not affecting cash
Depreciation and amortization	38	39	76	77
Gain on disposal of assets and investments	2	—	2	(1)
Future income taxes	15	3	18	1
Foreign exchange	1	5	(2)	(2)
Other	2	3	11	6
Net change in non-cash working capital	(31)	(99)	23	(40)

Cash provided by operating activities	160	25	285	126

Investing
Capital expenditures	(32)	(22)	(53)	(35)
Increase in other assets	(1)	(3)	(9)	(5)
Proceeds from disposal of assets and investments	1	1	2	2
Net change in non-cash working capital	—	—	(11)	—
Other	—	—	—	2

Cash used in investing activities	(32)	(24)	(71)	(36)

Financing
Common shares	17	2	26	3
Common share repurchase	(40)	—	(40)	—
Long-term debt	(9)	(9)	(21)	(91)
Bank indebtedness	5	—	5	1
Common share dividends paid	—	—	(7)	(7)
Preferred securities repayment	—	—	(175)	—

Cash used in financing activities	(27)	(7)	(212)	(94)

Increase (decrease) in cash and cash equivalents	101	(6)	2	(4)
Cash and cash equivalents — beginning of period	326	202	425	200

Cash and cash equivalents — end of period	$427	$196	$427	$196

AGRIUM INC.
Consolidated Balance Sheet
(Millions of U.S. dollars)
(Unaudited)

	As at		As at
	June 30,		December 31,
	2005	2004	2004
		Restated (note 2)	Restated (note 2)
ASSETS
Current assets
Cash and cash equivalents	$427	$196	$425
Accounts receivable	489	436	388
Inventories	419	394	447
Prepaid expenses	47	48	56

	1,382	1,074	1,316
Property, plant and equipment	1,204	1,197	1,239
Other assets	83	74	82
Future income tax assets	25	—	24

	$2,694	$2,345	$2,661

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	$10	$—	$—
Accounts payable and accrued liabilities	541	483	472
Current portion of long-term debt	55	46	60

	606	529	532
Long-term debt
Recourse debt	470	498	471
Non-recourse debt	55	99	69
Preferred securities (note 2, 3)	—	175	175
	525	772	715
Other liabilities	259	198	257
Future income tax liabilities	225	134	209

	1,615	1,633	1,713

Shareholders’ equity
Share capital
Authorized: unlimited common shares
Issued: common shares: 2005 — 132 million (June 2004 — 131 million, December 2004 — 132 million) (note 4)	571	544	553
Contributed surplus	3	1	2
Retained earnings	512	219	392
Cumulative translation adjustment	(7)	(52)	1

	1,079	712	948

	$2,694	$2,345	$2,661

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
1. SIGNIFICANT ACCOUNTING POLICIES
The Corporation’s accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended December 31, 2004. In management’s opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
2. CHANGE IN ACCOUNTING POLICY
Effective January 1, 2005, the Corporation adopted the revised Canadian accounting standards for disclosure and presentation of financial instruments. The amendment requires obligations that must or could be settled with a variable number of the entity’s own equity instruments to be classified as liabilities. Consequently, the Corporation reclassified from equity to liabilities its eight percent preferred securities, redeemed February 14, 2005 and its six percent preferred securities, converted to common shares in January 2004. This change was applied retroactively with restatement of prior periods. The effect of the adoption on prior periods and the cumulative impact of retroactive restatement as at the date of adoption are presented below as increases (decreases):

	As at	As at
	June 30,	December 31,
	2004	2004
Balance Sheet
Other assets	$5	$5
Long-term debt	175	175
Future income tax liabilities	4	8
Preferred securities	(172)	(172)
Retained earnings	(2)	(6)

	Three months	Six months
	ended June 30,	ended June 30,
	2004	2004
Income Statement
Interest on long-term debt	$3	$7
Future income tax expense	(2)	(5)

Earnings per share
Net earnings available for basic earnings per share	1	2
Basic earnings per share	—	0.02
Diluted earnings per share	—	—

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
3. PREFERRED SECURITIES
On February 14, 2005, the Corporation redeemed the $175-million, eight percent redeemable preferred securities for cash. The redemption price was equal to the principal amount of the securities plus accrued and unpaid interest to the date of redemption.
In January 2004, pursuant to the Corporation’s plan to redeem the six percent preferred securities, all holders of the convertible, redeemable preferred securities elected to convert the securities into common shares at the stated conversion price of $11.9677 per share, resulting in the issuance of an additional 4.18 million common shares.
4. SHARE CAPITAL
     On April 28, 2005, the Corporation announced approval of a normal course issuer bid to repurchase up to 13 million of its common shares (approximately 10 percent of the Corporation’s issued and outstanding common shares). Shares will be repurchased for cancellation on the open market between May 3, 2005 and May 2, 2006 at the Corporation’s discretion and funded from existing cash.
During the quarter, the Corporation repurchased for cancellation 2,046,400 of its common shares at an average price per share of $19.34, resulting in a net cost of $40-million. The repurchases resulted in a reduction of share capital of $10-million. The excess net cost over the average book value of the shares of $30-million has been recorded as a reduction of retained earnings.
5. EMPLOYEE FUTURE BENEFITS
The total net employee future benefits expense for the Corporation’s pension and post-retirement benefit plans are computed as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004
Defined benefit pension plans	$2	$2	$4	$4
Post-retirement benefit plans	1	1	3	3
Defined contribution pension plans	2	2	7	7

Total expense	$5	$5	$14	$14

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
6. STOCK-BASED COMPENSATION
The Corporation began prospectively expensing the fair value of stock options granted in 2003 over their vesting period. In accordance with the prospective method of adoption, the Corporation has recorded no compensation expense for stock options granted prior to January 1, 2003 and will continue to provide pro forma disclosure of the effect on net earnings and earnings per share had the fair value been expensed. The following table summarizes the pro forma disclosure for stock options granted prior to 2003 that have not been expensed.

	Three months ended
	June 30,
	2005		2004
	As Reported	Pro forma	As Reported	Pro forma
			Restated (note 2)	Restated (note 2)
Net earnings	$133	$133	$74	$73
Earnings per share
Basic	$1.01	$1.00	$0.56	$0.56
Diluted	$0.99	$0.99	$0.52	$0.51

	Six months ended
	June 30,
	2005		2004
	As Reported	Pro forma	As Reported	Pro forma
			Restated (note 2)	Restated (note 2)
Net earnings	$157	$156	$85	$83
Earnings per share
Basic	$1.19	$1.18	$0.65	$0.64
Diluted	$1.18	$1.17	$0.60	$0.59

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
7. EARNINGS PER SHARE
The following table summarizes the computation of net earnings per share:

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004
		Restated (note 2)		Restated (note 2)
Numerator:
Net earnings and numerator for basic earnings per share	$133	$74	$157	$85

Preferred securities charges (net of tax)	—	1	—	2

Numerator for diluted earnings per share	133	75	157	87
Denominator – weighted average common shares outstanding:
For basic earnings per share	132	131	132	130

Dilutive instruments:
Stock options (a)	2	1	2	1
Preferred securities converted to common shares:
$175-million, eight percent (note 3)(a)	—	13	—	13

For diluted earnings per share	134	145	134	144

Basic earnings per share	$1.01	$0.56	$1.19	$0.65
Diluted earnings per share	$0.99	$0.52	$1.18	$0.60

(a)	For diluted earnings per share, these dilutive instruments are added back only when the impact of the instrument is dilutive to basic earnings per share.
There were 132 million common shares outstanding at June 30, 2005 (2004 – 131 million). As at June 30, 2005, the Corporation has outstanding approximately seven million (2004 – nine million) options and options with tandem stock appreciation rights to acquire common shares.
8. SEASONALITY
The fertilizer and agricultural retail businesses are seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
9. SEGMENTED INFORMATION
The Corporation’s primary activity is the production and wholesale marketing of nitrogen, potash and phosphate and the retail sales of fertilizers, chemicals and other agricultural inputs and services. The Corporation operates principally in Canada, the United States and South America.
Net sales between segments are accounted for at prices, which approximate fair market value and are eliminated on consolidation. The reportable segment entitled “Other” includes Corporate functions and inter-segment eliminations.

Schedule 1
AGRIUM INC.
Segmentation
(Unaudited – millions of U.S. dollars)

	Three Months Ended June 30
			Wholesale
	Retail		North America		South America		Other		Total
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Net sales — external	$513	$490	$626	$488	$41	$33	$—	$—	$1,180	$1,011
—inter-segment	—	—	34	27	4	3	(38)	(30)	—	—

Total net sales	513	490	660	515	45	36	(38)	(30)	1,180	1,011
Cost of product	394	372	436	378	15	10	(40)	(32)	805	728

Gross profit	119	118	224	137	30	26	2	2	375	283
Gross profit %	23%	24%	34%	27%	67%	72%	(5%)	(7%)	32%	28%

Selling Expenses	$63	$61	$5	$4	$—	$—	$—	$(1)	$68	$64

EBITDA (1)	$55	$57	$203	$102	$29	$25	$(25)	$(18)	$262	$166

EBIT (2)	$51	$52	$175	$74	$25	$21	$(27)	$(20)	$224	$127

	Six Months Ended June 30
			Wholesale
	Retail		North America		South America		Other		Total
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Net sales — external	$692	$645	$966	$748	$59	$53	$—	$—	$1,717	$1,446
— inter-segment	—	—	62	43	5	4	(67)	(47)	—	—

Total net sales	692	645	1,028	791	64	57	(67)	(47)	1,717	1,446
Cost of product	522	480	695	572	20	17	(66)	(48)	1,171	1,021

Gross profit	170	165	333	219	44	40	(1)	1	546	425
Gross profit %	25%	26%	32%	28%	69%	70%	1%	(2%)	32%	29%

Selling Expenses	$114	$109	$9	$8	$—	$—	$(1)	$(1)	$122	$116

EBITDA (1)	$56	$56	$300	$167	$42	$38	$(46)	$(26)	$352	$235

EBIT (2)	$48	$47	$243	$110	$34	$31	$(49)	$(30)	$276	$158

(1)	Earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment.

(2)	Earnings (loss) before interest expense and income taxes.

Schedule 2a
AGRIUM INC.
Product Lines
Three Months Ended June 30, 2005
(Unaudited – millions of U.S. dollars)

	2005					2004
	Net	Gross	Sales Tonnes	Selling Price	Margin	Net	Gross	Sales Tonnes	Selling Price	Margin
	Sales	Profit	(000's)	($/Tonne)	($/Tonne)	Sales	Profit	(000's)	($/Tonne)	($/Tonne)

North America Wholesale
Nitrogen (1)
Ammonia	$213	$65	681	$313	$95	$136	$37	506	$269	$73
Urea	171	62	604	283	103	140	29	683	205	42
Nitrate, Sulphate and Other	105	31	490	214	63	97	25	521	186	48

Total Nitrogen	489	158	1,775	275	89	373	91	1,710	218	53
Phosphate	96	21	342	280	61	85	19	336	253	57
Potash (2)	75	45	468	160	96	57	27	510	112	53

	660	224	2,585	255	87	515	137	2,556	201	54

South America Wholesale (1)	45	30	154	292	195	36	26	190	189	137

Retail (3)
Fertilizers	246	55				236	57
Chemicals	189	33				185	32
Other	78	31				69	29

	513	119				490	118

Other inter-segment eliminations	(38)	2				(30)	2

Total	$1,180	$375				$1,011	$283

(1)	International nitrogen sales were 523,000 tonnes (2004 — 533,000); net sales were $136—million (2004 — $87—million) and gross profit was $80—million (2004 — $40—million).

(2)	International potash sales were 198,000 tonnes (2004 — 199,000); net sales were $27—million (2004 — $18—million) and gross profit was $18—million (2004 — $10—million).

(3)	International Retail net sales were $28—million (2004 — $29—million) and gross profit was $6—million (2004 — $7—million).

Schedule 2b
AGRIUM INC.
Product Lines
Six Months Ended June 30, 2005
(Unaudited – millions of U.S. dollars)

	2005					2004
	Net	Gross	Sales Tonnes	Selling Price	Margin	Net	Gross	Sales Tonnes	Selling Price	Margin
	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)

North America Wholesale
Nitrogen (1)
Ammonia	$288	$76	954	$302	$80	$210	$60	788	$266	$76
Urea	297	98	1,106	269	89	206	45	983	210	46
Nitrate, Sulphate and Other	169	46	787	215	58	143	37	762	188	49

Total Nitrogen	754	220	2,847	265	77	559	142	2,533	221	56
Phosphate	141	31	500	282	62	128	30	499	257	60
Potash (2)	133	82	869	153	94	104	47	949	110	50

	1,028	333	4,216	244	79	791	219	3,981	199	55

South America Wholesale (1)	64	44	238	269	185	57	40	294	194	136

Retail (3)
Fertilizers	340	78				315	77
Chemicals	257	55				245	53
Other	95	37				85	35

	692	170				645	165

Other inter-segment eliminations	(67)	(1)				(47)	1

Total	$1,717	$546				$1,446	$425

(1)	International nitrogen sales were 801,000 tonnes (2004 — 852,000); net sales were $191—million (2004 — $154—million) and gross profit was $107—million (2004 — $71—million).

(2)	International potash sales were 428,000 tonnes (2004 — 357,000); net sales were $54—million (2004 — $30—million) and gross profit was $36—million (2004 — $16—million).

(3)	International Retail net sales were $41—million (2004 — $39—million) and gross profit was $7—million (2004 — $9—million).